Caleb C.B. DuBois (207) 228-7378 direct cdubois@bernsteinshur.com

VIA EDGAR

December 15, 2020

Mr. Raymond A. Be

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street N.E.

Washington, DC 20549

Re:      New Age Alpha Trust

File Nos. 811-23461 and 333-232993

Dear Mr. Be:

This letter responds to your comments conveyed to us during a telephone conference on December 4, 2020, regarding Pre-Effective Amendment No. 2 (“PEA 2”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), to New Age Alpha Trust’s (the “Trust”) Registration Statement on Form N-1A (the “Registration Statement”). The purpose of PEA No. 2 was to reduce the number of ETFs being registered from ten to three; to register the following three series: AVDR US LargeCap Leading ETF, AVDR US LargeCap ESG ETF, and AVDR Quality High Yield Corporate Bond ETF (the “ETFs”); to make additional changes to each ETF’s strategy and disclosures; and to incorporate certain additional changes. The following summarizes your comments, and our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectuses and Statement of Additional Information (“SAI”) included in PEA No. 2.

SEC Comments

General Comment. Please note that any comment provided herein applies to language repeated within the Registration Statement. Please consistently respond to all applicable language or identify any discrepancies in your response and explain. Please also update all missing information and provide this information to the examiner.

December 15, 2020

Prospectus

Comment 1:   This is a general comment that applies to all the ETFs and in various places throughout the Prospectus. The disclosure language in each ETF’s principal investment strategies section is confusing, in that it indicates that the ETFs use a passive investment strategy following an index, but also suggests that the adviser is actively managing the product. If these ETFs are passive indexed ETFs, the disclosure needs to be consistent with a passive indexed ETF. If these ETFs are actively managed ETFs, the disclosure needs to be consistent with an actively managed ETF. Please revise the disclosures to accurately reflect the character of each ETF and whether each is passive or active. Such disclosures need to be made consistently throughout the Registration Statement.

Response 1:    Each ETF will use a passive investment strategy designed to track one of the Advisor’s proprietary indices. In order to clarify that the ETFs are not actively managed, we have removed various phrases that could lead one to conclude that the ETFs are actively managed. For example, we have replaced the phrase “in the opinion of the Advisor” with the phrase “according to the Advisor’s proprietary H-Factor algorithm.” In addition, we have also replaced the phrase “the Advisor believes that…” with the phrase “the Advisor’s proprietary H-Factor algorithm is based on the idea that….” We have worked these changes, and other changes throughout the Prospectus and SAI, to make it clear that the ETFs will use a passive investment strategy designed to track one of the Advisor’s proprietary indices. We have also clarified that the Advisor’s proprietary H-Factor algorithm is being used to determine which stocks are being selected for inclusion in an Index, rather than the Advisor actively picking those stocks.

Comment 2:  The Principal Investment Strategy section on page 4 states, “[t]he Advisor uses a proprietary algorithm to measure how human biases affect stock prices and to calculate and assign the H-Factor Score to the components of the S&P 500® Index. Using a probability-based approach, the algorithm determines the probability that the company will not deliver growth to support its stock price.” Please disclose what types of data this algorithm utilizes in calculating whether or not a stock will have a high H-Factor Score.

Response 2:     The relevant disclosure has been modified to read as follows:

“The algorithm compares the company’s implied revenue growth rate, which is calculated by using the company’s stock price, current and historical financial statements, market data, and other publicly available financial information, such as the company’s revenue, against the company’s historical revenue growth rates, to determine how likely the company is to deliver the growth in revenue implied by its stock price.  The algorithm is capable of utilizing inputs from different

December 15, 2020

valuation models, such as revenue, cash flow, multiples, comparable, and earnings-based models.”

Comment 3:    The Principal Investment Strategy section on page 4 seeks to incorporate the Large Cap Index Methodology by reference to a hyperlink. Specifically, this states, “A description of the Large-Cap Index methodology and performance is available on the Advisor’s website (http://www.newagealphaetf.com) or S&PDJI’s website (https://www.spglobal.com/spdji/en/custom-index-calculations/new-age-alpha-llc/all/#indices).” Please delete this paragraph and ensure that items 4 and item 9 of the Prospectus appropriately describe the index methodology.

Response 3:  The requested change has been incorporated. We deleted this paragraph and other similar paragraphs. We have also expanded on the existing description of each index methodology so that each appropriately describes the methodology without reference to a separate source. For example, the Large-Cap Index methodology now reads as follows:

“The Large-Cap Index seeks to provide long-term risk-adjusted outperformance of the S&P 500® Index. The Large-Cap Index methodology focuses on investing in companies in the S&P 500® Index that are believed to have lower (i.e., better) H-Factor Scores. The Large-Cap Index consists of the top 50 U.S. stocks in the S&P 500® Index as ranked by using the H-Factor Score and other rules-based criteria as defined by the Large-Cap Index methodology. For example, such rules-based criteria include the application of a liquidity screen such that individual stocks must meet certain minimum average daily trading values and stock prices in order to be included in the Large-Cap Index. In addition, the Large-Cap Index also utilizes sector weightings such that it may not include more than 20 stocks from any one sector, and the Large-Cap Index is limited to being a maximum of 3% over-weight in each sector in comparison to the same sector in the S&P 500® Index. The Large-Cap Index is rebalanced quarterly after the last trading day of February, May, August, and November.”

Comment 4:  The Principal Investment Strategy section on page 4 states, “Under normal circumstances, at least 80% of the Fund’s net assets (exclusive of collateral held from securities lending) will be invested in component securities of the Large-Cap Index (the “80% Policy”).” Clarify what is meant by net assets. Specify whether this includes borrowing for investment purposes.

Response 4:     When we use the term net assets, we are referring to the total value of the ETF’s assets minus the total value of its liabilities. Net assets does not include borrowing for investment purposes. In order to clarify what is meant by the term net assets, we have indicated that this does not include borrowing. We have revised this sentence as follows:

December 15, 2020

“Under normal market conditions, the Fund will generally invest substantially all, but at least 80%, of its net assets (exclusive of collateral held from securities lending and exclusive of borrowing) in component securities of the Large-Cap Index (the “80% Policy”).”

Comment 5:   Apply any of the foregoing comments with respect to the AVDR US LargeCap Leading ETF to all of the ETFs.

Response 5:    The requested changes have been incorporated into the relevant sections for the other ETFs.

Comment 6:   With respect to the AVDR US LargeCap ESG ETF, the section on page 16 entitled “The ESG Index and the H-Factor Score” indicates that the Index invests in stocks “in the top quartile with ESG scores above 75 (grade A- and above) as defined by Refinitiv.” Explain in greater detail how Refinitiv assigns such grades, including the data Refinitiv uses to calculate the grades.

Response 6:     The relevant disclosure has been modified to read as follows:

“The ESG Index universe is comprised of 600 stocks with the largest free-float market capitalization with a minimum of a $10 million six-month average daily trading value and a minimum stock price of $3.00 in the Refinitiv Index (the “ESG Selection Universe”). Stocks from the ESG Selection Universe are eligible for inclusion in the ESG Index if they have received an ESG score from Refinitiv above 75 (grade A- and above), which according to Refinitiv indicates that the company has an excellent relative ESG performance and high degree of transparency in reporting material ESG data publicly. Refinitiv reviews numerous publicly available information sources for observable data inputs, including annual reports, company websites, NGO websites, stock exchange filings, corporate social responsibility reports, and news sources. In establishing an ESG score, Refinitiv considers more than 450 different ESG metrics, including a company’s resource usage, carbon dioxide emissions, total waste generated, water and energy usage, environmental product innovation, workforce, training hours, human rights issues, community involvement, product responsibility, quality monitoring, responsible marketing, management, shareholders, data privacy, and corporate social responsibility strategy, among other things. See the “Refinitiv” Section below for a description of how Refinitiv assigns ESG scores for each stock.”

Comment 7:    With respect to the AVDR US LargeCap ESG ETF, page 17 states, “[t]he ESG Index seeks to provide long-term risk adjusted outperformance of the S&P 500®ESG Index.” Explain the role of the S&P 500® ESG Index relative to the role of the Refinitiv Index.

December 15, 2020

Response 7:    The AVDR US LargeCap ESG ETF’s investment objective is to provide investment results that, before fees and expenses, correspond generally to the performance of the New Age Alpha U.S. Large-Cap ESG IndexSM (the “ESG Index”). The ESG Index is a proprietary index of the Advisor. Using the Advisor’s proprietary H-Factor algorithm, the ESG Index is constructed by attempting to avoid the “losers” in the Refinitiv U.S. Total Return Index (the “Refinitiv Index”). Because the Refinitiv Index is not a publicly available, broad-based index against which the ESG Index can benchmark its performance, the ESG Index seeks to benchmark its performance against the S&P 500® ESG Index. So, ultimately, there is no interconnection between the Refinitiv Index and the S&P 500® ESG Index. The Refinitiv Index is being used to create the initial universe of stocks that can be selected for inclusion in the ESG Index. The ESG Index is then benchmarking its performance against the S&P 500® ESG Index, the appropriate broad-based index. The relevant disclosure has been modified to read as follows:

“The ESG Index seeks to provide long-term risk adjusted outperformance of the S&P 500® ESG Index. Because the Refinitiv U.S. Total Return Index is not a publicly-available, broad-based index against which the ESG Index can benchmark its performance, the ESG Index will compare its performance against the S&P 500® ESG Index. The S&P 500® ESG Index is a broad-based, market-cap-weighted index that is designed to measure the performance of securities meeting environmental, good corporate governance, and sustainability criteria, while maintaining similar overall industry group weights as the S&P 500® Index.”

Comment 8:    Page17 of the AVDR US LargeCap ESG ETF’s Principal Investment Strategies states, “[a] description of the ESG Index methodology and performance is available on the Advisor’s website (http://www.newagealphaetf.com).” Please delete this paragraph and ensure that items 4 and item 9 of the Prospectus appropriately describe the index methodology.

Response 8:   The requested change has been incorporated. We deleted this paragraph and other similar paragraphs. We have also expanded on the existing description of each index methodology so that each appropriately describes the methodology without reference to a separate source. The ESG Index methodology now reads as follows:

“The ESG Index methodology uses the Advisor’s proprietary H-Factor algorithm to calculate and assign an H-Factor Score to all of the components of the ESG Selection Universe. The methodology assigns each of the stocks (and REITs) in the ESG Selection Universe a ranking based on their H-Factor Score. The stock with the lowest H-Factor Score receives a ranking of 1. The methodology also assigns all stocks in the ESG Selection Universe with an ESG score from Refinitiv above 75 with a ranking based on their ESG score. The stock with the highest ESG score receives a ranking of 1. The methodology then calculates the average ranking of the H-Factor Score and ESG score for each stock (and REIT). The 50 Stocks (and REITs) with the smallest average ranking that pass the ESG Index methodology’s other rules-based criteria are then selected for inclusion in the ESG Index by Refinitiv or an affiliate (as index calculation agent). For example, such rules-based criteria include the application of a liquidity screen such that individual stocks must meet certain minimum average daily trading values and stock prices in order to be included in the ESG Index. The ESG Index constituents are weighted by free float market-cap. An individual weight cap of 15% is applied at the time of rebalance. The ESG Index is rebalanced quarterly after the last trading day of February, May, August, and November. For rebalances in February, May, and August, the index components with H-Factor Scores less than the median and ESG score greater than 75 would continue to stay in the ESG Index. This rule does not apply to rebalances in November.”

December 15, 2020

Comment 9:   The Principal Investment Strategies section of the AVDR Quality High Yield Corporate Bond ETF states, “[h]owever, there are human biases that get incorporated into stock and bond prices that are based on assumptions and are unverifiable. Investors, analysts, and other market participants impound vague and ambiguous information into security prices, placing a burden on a company to deliver unattainable earnings.” Explain in more detail how bond prices are impacted by human biases. Discuss the extent to which bond prices are affected by earnings reports and the extent to which human bias can impact credit ratings.

Response 9:    We have revised the HY Index methodology to clarify that the H-Factor algorithm is applied at the issuer level and is not applied to assess the credit rating of a particular bond. We have also clarified that evaluating credit ratings is not part of the HY Index methodology. No specific determination of default risk, repayment ability, or covenant analysis is undertaken. The AVDR Quality High Yield Corporate Bond ETF’s use of credit ratings is limited to bucketing issuers into an appropriate strategy (i.e., high yield vs investment grade). Given that this strategy does not assess how bond prices are impacted by human biases, we have not added that explanation here. However, we have revised the disclosures in this section to clarify how HY Index Methodology works. The ESG Index methodology now reads as follows:

“By applying this data, the HY Index methodology focuses on investing in the bonds in the selection universe that have been issued by companies that are deemed to have lower fundamental risk and better capital appreciation potential based on their H-Factor Score. Evaluating credit ratings is not part of the HY Index methodology. No specific determination of default risk, repayment ability, or covenant analysis is undertaken. Credit ratings are not a good predictor of future returns; they are simply designed to estimate default risk. Consequently, the Fund’s use of credit ratings is limited to bucketing issuers into an appropriate strategy (i.e., high yield vs investment grade).

December 15, 2020

The HY Index methodology focuses on avoiding “losers” by excluding from investment consideration the bonds of those companies in the selection universe with the highest H-Factor Scores. Those companies, according to the H-Factor methodology, are unlikely to generate the rate of growth expected by market participants, which can negatively impact the company’s bonds. Bonds of companies that fail to meet market expectations are likely to see widening spreads that lead to declines in prices and ratings downgrades. The H-Factor algorithm is applied at the issuer level and specific bonds are selected for the HY Index according to a rulebook to ensure liquidity and proper duration. Issuers that are more likely to meet investor growth expectations are, by extension, less likely to fail to meet their bond obligations or default on their bonds. By applying this data, the HY Index methodology focuses on investing in the bonds in the selection universe that have been issued by companies that are deemed to have lower fundamental risk and better capital appreciation potential based on their H-Factor Score. Evaluating credit ratings is not part of the HY Index methodology. No specific determination of default risk, repayment ability, or covenant analysis is undertaken. Credit ratings are not a good predictor of future returns, they are simply designed to estimate default risk. Consequently, the Fund’s use of credit ratings is limited to bucketing issuers into an appropriate strategy (i.e., high yield vs investment grade).”

If you have any additional questions, or need additional information, please contact me directly at (207) 228-7378. Thank you.

Sincerely,

/s/ Caleb C.B. DuBois

Caleb C.B. DuBois